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                                M2Direct, Inc.
                        2030 Powers Ferry Rd, Suite 120
                               Atlanta, GA  30339

                                August 20, 1999

Via EDGAR and Fax
-----------------

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549
Attn.: Mary Casio

     Re:  M2Direct, Inc.
          Registration Statement on Form S-1
          File No. 333-77847

Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, M2Direct, Inc. hereby requests the SEC's consent to withdraw the above-referenced registration statement. Due to market conditions and other factors, M2Direct has determined not to offer its shares to the public at this time.

     M2Direct believes that withdrawal of the registration statement is consistent with the public interest and the protection of investors, particularly because neither M2Direct nor its prospective underwriters circulated preliminary prospectuses in connection with the proposed offering. Accordingly, M2Direct respectfully requests that the SEC grant its request to withdraw the registration statement.

     If you have questions or comments about the foregoing, please call the undersigned at (404) 644-1850 or Charles Vaughn of Nelson Mullins Riley & Scarborough, L.L.P. at (404) 817-6189.

                                          Very truly yours,

                                          /s/ Thomas P. Maletta
                                          ------------------------
                                          Thomas P. Maletta
                                          Chief Executive Officer


cc:  Charles D. Vaughn, Esq.
     Jonathan R. Coe, Esq.